

July 29, 2010

Mr. C. Randall Sims
Chief Executive Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

Re: Home Bancshares, Inc.
Form 10-K for the year ended December 31, 2009, filed March 5, 2010
Schedule 14A, filed March 8, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed May 10,
2010
File No. 000-51904

Dear Mr. Sims:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009
Business, page 3
Overview, page 3

1. Please provide to us and undertake to include in your future filings, a revised business section as required by Item 101 of Regulation S-K, to disclose the following information:

- revise the first paragraph to discuss the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K;
- revise the first paragraph in which you discuss the development of your business to discuss the nature and results of any merger and the acquisition of any amount of assets otherwise than in the ordinary course of business during the past five years, as required by Item 101(a)(1) of Regulation S-K;
- revise the third paragraph in which you discuss the "broad range" of services and customers to disclose, as required by Item 101(c)(1)(i), over 62 percent of your loans are commercial real estate. Disclose revenues from each of the two states in which you operate and the percentage of your loans and deposits in each state; and
- address any changes in your business as a result of economic conditions in your market area and your financial condition including increases in defaults and foreclosures, and increases in the number and changes in the terms of loan modifications and restructurings as required by Item 101(c)(1).

Lending Activities, page 7

2. Please provide to us and undertake to include in your future filings, revised disclosure as follows:
   - disclose the amount of subprime, "alt A" loans, interest-only and option adjustable rate loans;
   - disclose the amount of loans to entities located outside of your market areas of Arkansas and Florida;
   - revise the subsection entitled "Real Estate- Non-farm/Non-residential" to provide significantly more detail including but not limited to explaining your statement, in the first sentence, that these loans consist "primarily of loans secured by real estate mortgages on income-producing properties" to disclose the other types of loans that are included in this category;
   - revise the subsection entitled "Real Estate- Construction/Land Development" to provide significantly more detail;
   - revise the subsection entitled "Real Estate-Residential Mortgage" to provide significantly more detail including but not limited to revising the third sentence to quantify the percentage of your loans that are 1-4 family residential mortgages, the percentage that are home equity loans and the percentage that are lines of credit; and
   - revise the subsection entitled "Commercial and Industrial" to provide more detail including but not limited to disclosing the percentage of loans for lines of credit, inventory financing and letter of credit.

3. Please provide to us and undertake to include in your future filings, subsection entitled "Lending Policies," on page 8, to provide more detail including, but not limited to the following:

- discuss the extent to which you have in the past and will in the future verify information provided by each borrower (including assets, income and credit ratings) and the extent which you made loans similar to those commonly referred to as "no doc," or "stated income" loans;
- disclose pursuant to Item 101(c)(1)(vii) the extent to which you are dependent on any individual customers/ entities or group of entities for deposits or loans; and
- describe your policy on modifying, restructuring or otherwise changing the terms, including extending the maturity date, of your loans and your policy on making additional loans to borrowers who are not current in their payments.

In addition, please revise the last sentence of the subsection entitled "Loan Approval Procedures" to disclose the number of loans that you have in your loan portfolio that exceed the your lending limit of $20 million and disclose whether there is any relationship between the borrowers whether legal, business or personal.

Troubled Assets Relief Program. page 9

4. Please provide to us and undertake to include in your future filings, revision of your disclosure relating to the Troubled Asset Relief Program as follows:

- revise the first paragraph to disclose the reasons for your applying to receive TARP funds from the Treasury, how you determined the amount of funds that you needed and how you have used or plan to use the TARP funds;
- revise the second paragraph to disclose the aggregate dollar amount of your obligations to pay dividends on the preferred stock per year before and after 2014;
- revise the third and fifth paragraphs to provide detail regarding the "certain registration rights" and the "executive compensation limitations" to which you refer and describe how you have changed your executive compensation in response;
- revise the sixth paragraph to explain your reasons for not repurchasing the preferred stock and warrants from the U.S. Treasury given your subsequent $107 million proceeds from an public offering of common stock and disclose any plans to repurchase the preferred stock and/or warrants;
- discuss how your participation in TARP has or may in the future impact the holders of any outstanding senior classes of your securities and the rights of your existing common shareholders, including but not limited to dilution of the interests of your existing common shareholders;

- discuss how your participation in TARP has or may in the future require you to expand your board of directors to accommodate Treasury Department appointments to it; and
- discuss how your participation in TARP has or may in the future impact how you operate your company.

Risk Factors, page 17

5. We note that you have forty two risk factors on over fourteen pages. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section "the most significant factors that make the offering speculative or risky." Item 503(c) explicitly directs: "Do not present risks that could apply to any issuer or any offering." Please delete those risk factors that do not comply with Item 503 including, but not limited to, the following:
   - the fifth risk factor, which is on page 20, regarding the risks of market volatility;
   - the fifteenth risk factor, which is on page 23, regarding the risks of loss of key officers;
   - the twenty fourth risk factor, which is on page 26, regarding the risks of not experiencing continued growth;
   - the twenty seventh risk factor, which is on page 27, regarding the risks of estimates in accounting;
   - the twenty eighth risk factor, which is on page 27, regarding the risks of changes in accounting standards;
   - the twenty ninth risk factor, which is on page 27, regarding the risks of internal controls not being effective;
   - the thirtieth risk factor, which is on page 28, regarding the risks of natural disasters;
   - the thirty fourth risk factor, which is on page 29, regarding the risks of your not paying dividends;
   - the thirty fifth risk factor, which is on page 30, regarding the risks of the price of your common stock fluctuating ;
   - the thirty sixth risk factor, which is on page 30, regarding the risks of your selling more common stock;
   - the thirty seventh risk factor, which is on page 30, regarding the risks of anti-takeover provisions; and
   - the forty second risk factor, which is on page 32, regarding the risks of common stock not being an insured deposit.

   In addition, please eliminate the duplication in risk factors one, three, and seven.

6. Please provide to us and undertake to include in your future filings, revision of each risk factor to comply with the following requirements:

- Item 503(c) of Regulation S-K which requires you to "[e]xplain how the risk affects the issuer;"
- Securities Act Release No. 33-7497 which requires that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations;"
- sample comment 34 to Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you; and
- sample comment 38 to Staff Legal Bulletin No.7, which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.

Many of your risk factors merely state you "may be" or "could be" adversely affected without explaining why or how you may be affected and without differentiating the magnitude of one risk from another. Please identify the specific impact and quantify each risk to the extent possible.

For instance, revise the eighth risk factor, which is on page 21, to disclose the risks from your decision to increase allowance for loan losses by only five percent from 2008 to 2009 despite continued adverse economic conditions in your market areas particularly relating to real estate including commercial real estate.

For instance, revise the ninth risk factor, which is on pages 21-22, to discuss the percentage of your loans that are to borrowers in the states of Arkansas and Florida and the risks from the lack of diversification. Revise your description, in the third paragraph, of the consequences of failure of borrowers to make their payments may more than loan modification but may be foreclosure and loan losses. Revise the last sentence to describe the risks from your having 84.9 percent of your loans in real estate in two states given the real estate market in your market areas which suffer from excess inventory, depressed sale prices and low sales and when delinquencies and foreclosures on residential and commercial real estate loans remain high.

For instance, revise the twelfth risk factor, which is on page 23, regarding "concentration of exposure to a number of individual borrowers: to disclose the number of individual borrowers and the amount of loans outstanding from each.

Non-Performing Assets, page 54

7. Please revise future filings to present your non-performing loans included within your non-performing assets table on page 55 disaggregated by each loan type. Please also provide us with this information as of June 30, 2010 and December 31, 2009.

8. We note disclosure on page 55 that restructured loans were $35.2 million as of December 31, 2009 and have further increased to $41.5 million as of March 31, 2010. Please address the following:
   - Clearly and comprehensively discuss your nonaccrual policies for restructured loans.
   - Specifically disclose all the factors you consider at the time a loan is restructured to determine whether the loan should accrue interest.
   - For your troubled debt restructurings that accrue interest at the time the loan is restructured, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower's financial condition and prospects for repayment under the revised terms.
   - For your troubled debt restructurings that accrue interest at the time the loan is restructured, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured.
   - Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose how many payments the borrower needs to make before returning a loan to accrual status.

9. We note your disclosure on page 55 that most of your restructured loans are to borrowers who continue to pay as agreed but have negotiated a lower interest rate due to general economic pressures rather than credit specific pressure. Please revise future filings to quantify the type of concessions made on troubled debt restructurings (reduction in interest rate, payment extensions, forgiveness of principal, etc) and discuss your success with the different types of concessions. Please also provide us with this information as of June 30, 2010 and December 31, 2009.

Allowance for Loan Losses, page 56

10. We note the disclosures describing your methodology for determining specific allocations to a previously classified credit or relationship and that you had

approximately $51.9 million and $44.4 million of impaired loans as of March 31, 2010 and December 31, 2009, respectively. We also note disclosure on page 93 that all of your impaired loans had designated reserves for possible loan losses. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which other collateral analysis was performed;
- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;
- In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;
- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc); and
- In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

11. It appears that your general allowance for loans collectively evaluated has decreased from $29.5 million as of December 31, 2008 to $26.3 million and $22.1 million as of December 31, 2009 and March 31, 2010, respectively. We also note that during these time periods your non-performing loans, impaired loans and restructured loans have increased. Please revise future filings and provide us with a comprehensive analysis clearly explaining the decrease in your general allowance for loan losses during these periods along with any additional information that would allow for a complete understanding.

Allocated Allowance for Loan Losses, page 58

12. We note based upon review of Table 11 that the allocation of your allowance for loan losses has shifted materially within your loan portfolio from December 31, 2008 to December 31, 2009 and March 31, 2010.   Specifically, please address the following:
   - Explain the reasons for the $2.7 million decrease in the allocated allowance for loan losses from 2008 to 2009 attributable to your non-farm/non-residential commercial real estate loan portfolio. We also note on page 56 of your Form 10-Q for the period ended March 31, 2010 that the allocated allowance for loan losses has decreased further by $1.3 million; and
   - Explain the reasons for the $3.8 million increase in the allocated allowance for loan losses from 2008 to 2009 attributed to your residential 1-4 family real estate loan portfolio. We also note on page 56 of your Form 10-Q for the period ended March 31, 2010 that the allocated allowance for loan losses has increased further by $1.3 million.

   Please also revise your disclosure in future filings to comprehensively bridge the gap between the significant fluctuations in your allocated allowance for loan losses to the increases in your non-performing and impaired loans and presumably the increased delinquencies in the remaining portfolio with the modest increase in your allowance for loan losses during each period.

Note 1. Nature of Operations and Summary of Significant Accounting Policies, page 82

Operating Segments, page 82

13. We note your disclosure that community banking represents your only operating segment. Based upon the fact that you currently operate in Arkansas and Florida and have increased your footprint in Florida during the fiscal 2010 due to two FDIC-assisted acquisitions, please tell us what consideration you have given to present these two geographic locations separately as reportable segments. Please refer to ASC 280-10-50-10.

Form 10-Q for the Quarterly Period ended March 31, 2010

Business Combinations, page 11

14. Please provide to us and undertake to include in your future filings, revision of this section as follows:
   - provide detail regarding characteristics of the loan portfolio, deposits and other assets and liabilities that you acquired;

- provide a table and discuss how your loan portfolio will change as a result of the two acquisitions (including the types of loans and the geographical distribution)and how you will change your allowance for loan losses;
- discuss your reasons for each acquisition and the risks and benefits to you;
- disclose whether the loss sharing agreements with the FDIC are standard agreements or identify any terms that were negotiated and how the terms compare with those of other similar transactions;
- provide more detail regarding the assets that you acquired that are not subject to the loss sharing agreement sand the risks associated with these acquisitions; and
- disclose any regulatory proceedings that preceded the FDIC seizure of the banks including any findings or agreements that reflect upon the credit quality of the loans including, but not limited to, shortcomings in underwriting standards, loan documentation, credit risk management, lending and credit administration.

Note 2. Business Combinations, page 11

15. We note disclosure regarding the two FDIC-assisted transactions entered into during the quarter ended March 31, 2010. In determining your allowance for loan losses and related provision for loan losses in future periods, please note the following:
    - the allowance for loan losses should be determined without giving consideration to the loss sharing agreement since the loss sharing agreement is separately accounted for and presented on the balance sheet;
    - the provision for loan losses may be net of changes in the amount receivable from the loss sharing agreement, with appropriate disclosure of the effects of the loss sharing agreement on the provision for loan losses; and
    - Guide 3 disclosures should include the assets subject to the loss sharing agreement, with separate footnote disclosure regarding the special nature of the assets, or potentially these assets should be presented separately within the Guide 3 disclosures.

Note 8. Securities Sold Under Agreements to Repurchase, page 23

16. We note your disclosure that you periodically enter into repurchase agreements with certain business customers, which involves the "selling" of one or more securities and entering into an agreement to "repurchase" that same security at an agreed upon later date. Please revise your future filings to disclose your accounting policies related to securities sold under repurchase agreements.   If you account for any as sales, please clearly state this, and tell us the accounting guidance on which you rely for this treatment. Please also revise future filings to

> quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.

Form 8-K, filed July 22, 2010

Exhibit 99.1

17. We note that during the quarter ended June 30, 2010 you recorded FDIC indemnification accretion of $663 thousand. Please tell us and revise future filings to disclose what this amount represents, how it was determined, along with the authoritative guidance you relied upon to support your accounting.

Schedule 14A

Compensation Committee, page 16

18. Please provide to us and undertake to include in your future filings, revision of the fifth and sixth paragraphs, consistent with Item 407(e)(3)(ii) to provide a more detailed description of the role of executive officers in "determining or recommending the amount or form of executive and director compensation." Please explain the meaning of the phrase in the fifth paragraph "prospective breakdowns of primary compensation components for each executive officer" that is provided to you by management. Explain how the Committee uses these breakdowns. Discuss the inherent conflict of interest in the executive officers recommending their own compensation.

Director Nominating Process, page 18

19. Please provide to us and undertake to include in your future filings, revision of the including, but not limited to, the following:
   - revise the first paragraph to describe the material elements of your policy regarding consideration of candidates recommended by security holders or a statement that you do not have a such a policy and the basis for your lack of a policy as required by Item 407(c)(2)(ii) and (iii);
   - revise the first paragraph to describe any differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommend by a security holder as required by Item 407(c)(2)(vi); and
   - revise the second paragraph to disclose how the nominating committee or the board considers diversity, as required by Item 407(c)(2)(vi).

Certain Relationships and Related Transactions, page 40

20. Please provide to us and undertake to include in your future filings, revision of the second to last sentence in the first paragraph to conform with the requirement of Instruction 4(c) to Item 404(a) by stating that the loans were "comparable loans with persons not related to the lender" (instead of "others"). In addition, we note your statement in the second paragraph that you have made $50 million loans to directors and officers of the company. Please provide to us and undertake to include in your future filings the amount currently outstanding. Please provide us with more detail regarding the major recipients of the loans and confirm that none of these loans are nonaccrual, past due, restructured or potential problems consistent with Instruction 4(c).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John A. Spitz at 202-551-3484 or John P. Nolan, Senior Assistant Chief Accountant at 202-551-8415 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael R. Clampitt
Senior Attorney